<SUBMISSION>

<TYPE> sc 13g

<DOCUMENT-COUNT> 1

<SROS> NONE

<SUBMISSION-CONTACT>

<NAME> JANET SMITH

<PHONE> 406-791-7216

</SUBMISSION-CONTACT>

<NOTIFY-INTERNET> Jsmith@DADCO.COM

<FILER>

<CIK> 00001140771

<CCC> ZPBE6@WD

</FILER>

<SUBJECT-COMPANY>

<NAME> Key Tronic Corporation

<CIK> 0000719733

<IRS-NUMBER> 910849125

</SUBJECT-COMPANY>

<DOCUMENT>

<TYPE> SC 13G

<TEXT>

<HTML>

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Key Tronic Corporation

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(Name of Issuer)

Common Stock

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(Title of Class of Securities)

493 144 109

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(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this

cover page shall not be deemed to be "filed" for the purpose of

Section 18 of the Securities Exchange Act of 1934 ("Act") or

otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act

(however, see the Notes).

CUSIP NO. 493144109

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1 NAMES OF REPORTING PERSONS

IRS INDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Davidson Investment Advisors, Inc.

41-0956607

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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)[ ]

(b)[ ]

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3 SEC USE ONLY

--------------------------------------------------------------------------------

4 CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, U.S.A.

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5 SOLE VOTING POWER

N/A

6 SHARES VOTING POWER

N/A

7 SOLE DISPOSITIVE POWER

N/A

8 SHARED DISPOSITIVE POWER

520,060

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

520,060

10 CHECK BOX IF THE AGGREGATE AMOUNT IN THE ROW (9) EXCLUDES [ ]

CERTAIN SHARES

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%

12 TYPE OF REPORTING PERSON

IA

ITEM 1. (a) NAME OF ISSUER

(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

ITEM 2. (a) NAME OF PERSON FILING

Davidson Investment Advisors, Inc.

(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,

RESIDENCE

D.A. Davidson & Co.

8 Third Street North

Great Falls MT 59401

(c) CITIZENSHIP

N/A

(d) TITLE OF CLASS OF SECURITIES

Common

(e) CUSIP NUMBER

493 144 109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b)

CHECK WHETHER THE PERSON FILING IS A:

(a) [ ] Broker or Dealer registered under Section 15 of the Act

(b) [ ] Bank as defined in section 3(a)(6) of the Act

(c) [ ] Insurance Company as defined in section 3(a)(19)of the Act

(d) [ ] Investment Company registered under section 8 of the

Investment Company Act

(e) [X] Investment Advisor registered under section 203 of the

Investment Advisers Act of 1940

(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of

1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)

(H) Not Applicable

(g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii) (G)

(Note: See Item 7)

(h) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

Not Applicable

ITEM 4. OWNERSHIP

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b) (2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a) AMOUNT BENEFICIALLY OWNED

520,060

(b) PERCENT OF CLASS

5.3%

(C) NUMBERS OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE

N/A

(ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE

N/A

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

N/A

(iv) SHARES POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

520,060

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of

securities, check the following: [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.

A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefits plan, pension fund or endowment fund is not required.

N/A

ITEM 7. INDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH

ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

If a parent holding company has filed this schedule, pursuant to Rule

13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the

identification of the relevant subsidiary.

N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H),

so indicate under Item 3(h) and attach and exhibit stating the identity and Item 3 classification of each member of the group.

If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

ITEM 10. CERTIFICATION

The following certificate shall be included if the statement is filed pursuant to Rule 13d-1(b):

BY SIGNING BELOW, I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND

BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED IN THE

ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED FOR THE PURPOSE

OF AND DO NOT HAVE THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL

OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED IN CONNECTION

WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSES OR

EFFECT.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.

February 1, 2000 ___________________________________

Signature

William J. Dezellem/Senior Vice President & Chief Investment Officer

Name/Title

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</DOCUMENT>

</SUBMISSION>